

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 30, 2016

Michael Cothill
Chief Executive Officer
Hammer Fiber Optics Holdings Corp.
311 Broadway
Point Pleasant Beach, NJ 08742

> **Re:** **Hammer Fiber Optics Holdings Corp.**
> **Amendment No. 1 to Form 8-K**
> **Filed September 21, 2016**
> **File No. 001-35876**

Dear Mr. Cothill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2016 letter.

Item 5.06 Change in Shell Company Status, page 3

1.  We note your response to our prior comment one. SEC Release No. 33-8587 ("Release") defines a "shell company" as a registrant with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets. The Release intentionally does not define the term "nominal" because the term embodies the application of a principal that is not inappropriately vague or ambiguous. Despite the activities you describe such as diligently pursuing plans of operations, we are unable to agree with your conclusion that you were not previously deemed to be a shell company. Please disclose here that you were previously deemed a shell company as defined by Rule 405 of the Securities Act.

Business, page 3

2.      We note your response to our prior comment three.  Please disclose here that Recursos Montana S.A. was a shell company and clarify that you did not reach the exploration stage so that your description is consistent with prior filings.

3.      We note your response to our prior comment four.  We further note that you refer to your wholly-owned subsidiary as HFO Holdings, Hammer Fiber Optics Holdings Corp., and HMMR Fiber Optics Holding Corp.  Please define the term the first time you use it and be consistent throughout your disclosure.

4.      We note your response to our prior comment six.  Please amend your filing to include the information provided in your response pursuant to Item 101(h)(4)(x) of Regulation S-K.

5.      We note your response to our prior comment seven.  Please refer to the following statements and revise your disclosure throughout to clarify that the following statements reflect your opinions, beliefs or otherwise:

- Page 5:  "We have therefore decided to enter this market without the involvement and/or validation of the incumbent operators who are all actively engaged in depreciating their existing massive legacy technology CAPEX commitments."
- Page 10:  "The Hammer Wireless Access Technology has been awarded to Hammer on an EXCLUSIVE basis across the entire State of New Jersey, USA."
- Page 11:  "Competition in the chosen markets covered by the Company is virtually non-existent…"
- Page 11:  "This is evident from literally hundreds of reports from all the main providers in the area.  For example: "Verizon current CEO found even bigger profits could be made from its prestigious wireless division.  McAdams has shifted … with wireless home phone replacements and wireless broadband.""

Management's Discussion and Analysis

Forward-Looking Statements, page 15

6.      We note your response to our prior comment nine.  Please remove your references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 as these safe harbors for forward-looking statements do not apply to issuers of penny stock.

Results of Operations, page 16

7.      We note your response to our prior comment ten.  Please amend your filing to include the information provided in your response.

Item 6. Executive Compensation, page 21

8.      We note your response to our prior comment fifteen.  Please explain the specific types of compensation that are included in the "All Other Compensation" column.  If you are unable to explain what is included, please tell us why.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.  Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications